UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from                      to
Commission file number 0-516
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

Sonoco Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Sonoco Savings Plan
Index

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-10

Supplemental Schedule

Schedule H, Part IV, Line 4i — Schedule of Assets Held at End of Year December 31, 2005	12-15

Report of Independent Registered Public Accounting Firm
To the Participants and Employee Benefits Committee of the
     Sonoco Savings Plan
Hartsville, SC
We have audited the accompanying statements of net assets available for benefits of Sonoco Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005, are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/McGladrey & Pullen, LLP
Charlotte, North Carolina
May 24, 2006

Sonoco Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

(in thousands of dollars)	2005	2004
Assets
Investments:
Fair value	$329,606	$308,514
Contract value	168,015	151,771

	497,621	460,285

Receivables:
Employer contribution	655	526
Dividend and interest receivable	662	551

Total receivables	1,317	1,077

Due from broker	678	10,260

Total assets	499,616	471,622

Liability
Accrued administrative fees	203	—

Net assets available for plan benefits	$499,413	$471,622

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

(in thousands of dollars)	2005	2004
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in investments (Note 3)	$12,277	$35,731
Interest and dividends	9,821	10,660

Net investment income	22,098	46,391

Contributions:
Employer	13,418	11,212
Employees	27,583	22,644

Total contributions	41,001	33,856

Total additions	63,099	80,247

Deductions:
Deductions from net assets attributed to:
Distributions to participants	34,656	44,948
Administrative expense (Note 4)	1,359	821

Total deductions	36,015	45,769

Net increase in net assets available for plan benefits before transfer from other qualified plans	27,084	34,478
Transfer in from other qualified plans	707	10,637

Net increase in net assets available for plan benefits after transfer from other qualified plans	27,791	45,115
Net assets available for plan benefits:
Beginning of year	471,622	426,507

End of year	$499,413	$471,622

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan
Notes to Financial Statements
Note 1. Description of the Plan
General
The Sonoco Savings Plan (“the Plan”) is a defined contribution plan covering a majority of all U.S. employees of Sonoco Products Company (the “Company”) who are immediately eligible to participate with at least 30 days of service. However, at certain union locations, employees are either eligible to participate after 60 days of service or after obtaining age 21 and completing 1 year of service in which the employee worked 1,000 hours. The Company is a major global manufacturer of paperboard based and other industrial and consumer packaging products. The Company is a South Carolina corporation founded in Hartsville, South Carolina in 1899. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974 (“ERISA”), as amended.
Contributions
Effective January 1, 2004, participants may elect to defer up to 30% of eligible gross pay through payroll deductions. Contributions may be pre-tax, after-tax or a combination thereof. The maximum annual pre-tax contribution for any participant is $14,000 and $13,000 for 2005 and 2004, respectively. Participants over age 50 may contribute additional pre-tax contributions to the Plan, up to a maximum of $4,000 and $3,000 for 2005 and 2004, respectively, subject to certain catch-up rules as defined under the Internal Revenue Code. Total annual contributions, including employer matching contributions are limited to the lesser of $42,000 or 100% of gross pay in 2005 and $41,000 or 100% of gross pay in 2004, whichever is less. The Company provides employer-matching contributions of Company common stock or cash in amounts determined annually by the Company’s Board of Directors (the “Board”). The Company may elect to provide additional contributions at the discretion of its Board. Under the Plan, participants may elect to have their account balances invested in 1% increments in eight index funds, a Company stock fund, or a stable value fund. Once a participant’s total account balance has been established and certain criteria are met, the participant can transfer funds into a Self-Managed Account as well.
The Company matching contributions are equal to 100% on the first 3% of employee before-tax contributions, 50% on the next 2% of employee before-tax contributions and no match on after-tax contributions. Participants have the option to continue to reinvest Sonoco Stock Fund dividends in the Savings Plan or to receive these dividends in cash.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
The majority of participants are immediately vested in both their basic and rollover contributions and Company’s contributions, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after two to three years of service and five years of service, respectively. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund.

Sonoco Savings Plan
Notes to Financial Statements
Note 1. Description of the Plan (Continued)
Payment of Benefits
The Plan provides for benefits payable upon retirement, death, total and permanent disability or termination. Benefits are distributed through lump-sum payments in cash or Company common stock, in equal annual installments of cash or through quarterly distributions in an amount not less than $1,000. Effective January 1, 2004, the Plan was amended to allow participants to take an annual distribution equal to a percentage of their account balance, in an amount of at least $1,000 or to select quarterly installment payments of at least $1,000 as specified by the participant. The participant may also elect to leave the funds in the Plan until age 70-1/2 if their balance is greater than $5,000.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of a participant’s available balance (participant’s contributions less any outstanding loan balances taken in the previous twelve months), whichever is less. The loans are secured by the balances in the participant’s accounts. Interest is charged at a fixed rate for the full term of the loan. The rate is based on the prime rate at the end of the fiscal quarter prior to loan origination plus 1% (7% prime rate at December 31, 2005). Principal and interest is paid through payroll deductions over a period of no more than five years for a personal loan or twenty years for a residential loan.
Risks and Uncertainties
The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Forfeitures
Forfeitures of account balances are used to reduce future employer contributions. During 2005 and 2004, approximately $97,500 and $113,545, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2005 and 2004, the remaining balance in the forfeitures account totaled approximately $76,500 and $108,414, respectively.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Contributions
Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan. Contributions from employees of the Company are recorded in the year in which the employee contributions are withheld from amounts paid. All contributions from the Company are in the form of cash payments. All employee and employer contributions are participant directed.

Sonoco Savings Plan
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies (Continued)
Investment Valuation and Income Recognition
Investments of the Plan are primarily stated at fair value, excluding certain fully benefit responsive insurance contracts that are stated at contract value. The fair values of the mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The fair value of debt securities is based on quoted market prices for these securities. Fair value of the Company common stock is determined by the closing market price per share on the last business day of the year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents, in the accompanying Statements of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting periods. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
All trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying Statements of Changes in Net Assets Available for Benefits.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the net increase in net assets available for plan benefits, as shown in the accompanying Statements of Changes in Net Assets Available for Benefits.
Note 3. Investments
StateStreet Global Advisors (“SSGA”) served as the trustee of the Plan in both 2005 and 2004. SSGA managed investment options include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, Conservative Strategic Balanced Fund, Moderate Strategic Balanced Fund, Aggressive Strategic Balanced Fund, S&P MidCap Fund, Self Managed Account, Stable Value Fund and Sonoco Stock Fund.
S&P 500 Index Fund
The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.

Sonoco Savings Plan
Notes to Financial Statements
Note 3. Investments (Continued)
Bond Market Index Fund
The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities that comprises the Lehman Brothers Aggregate Bond Index.
Russell 2000 Index Fund
The Russell 2000 Index Fund invests in the 2000 small cap stocks that comprise the Russell 2000 Index.
International Stock Index Fund
The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.
Conservative Strategic Balanced Fund
The Conservative Strategic Balanced Fund seeks to provide income from fixed income securities and some growth of principal from stock funds. The Fund’s risk profile is somewhat conservative due to an emphasis on bond holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages.
Moderate Strategic Balanced Fund
The Moderate Strategic Balanced Fund seeks to provide income from fixed income securities and growth of principal from stock funds. The Fund’s risk profile is moderate due to the presence of well-diversified stock and bond holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages.
Aggressive Strategic Balanced Fund
The Aggressive Strategic Balanced Fund seeks to provide growth of principal from stock funds and some income from fixed income securities. The Fund’s risk profile is higher due to its emphasis on stock holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages.
S&P MidCap Fund
The S&P MidCap Fund invests in all stocks in the S&P MidCap 400 Index in proportion to their weighting in the Index.
Self-Managed Account
The Self-Managed Account allows employees to invest in a wide variety of mutual funds. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant’s vested account balance.

Sonoco Savings Plan
Notes to Financial Statements
Note 3. Investments (Continued)
Stable Value Fund
The Stable Value Fund invests primarily in guaranteed investment contracts and fully benefit responsive synthetic investment contracts, which are supported by underlying assets owned by the Plan. Assets underlying the synthetic investment contracts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and cash equivalents held for liquidity purposes. These synthetic investment contracts are credited with earnings on the underlying investments and charged for benefit withdrawals and administrative expenses. The guaranteed investment contracts are included in the financial statements of the Plan at contract value as reported to the Plan by GE Life and Annuity Assurance Co., Transamerica Occidental Life Insurance Co., Metropolitan Life Insurance Co. and Principal Life Insurance Co. Contract value represents contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields ranged from 4.92% to 4.93% at December 31, 2005 and from 4.69% to 4.71% at December 31, 2004. The crediting interest rates were 4.75% and 4.44% at December 31, 2005 and 2004, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, with no guaranteed minimum crediting interest rate provided.
Sonoco Stock Fund
Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock and cash equivalents held for liquidity purposes.
The following individual investments represent 5% or more of the Plan’s net assets at December 31 for one or both years:

(in thousands of dollars)
Investments at fair value	2005	2004
Sonoco Products Company Common Stock 2,528,033 and 2,704,485 shares, respectively)	$74,324	$83,048
StateStreet Global Advisors S&P 500 Index Fund (490,940 and 506,394 shares, respectively)	113,956	112,006
StateStreet Global Advisors Russell 2000 Index Fund (1,673,980 and 1,724,687 shares, respectively)	36,295	35,744
StateStreet Global Advisors S&P Mid-Cap Index Fund (1,065,443 and 648,994 shares, respectively)	27,199	14,702
StateStreet Global Advisors Mortgage Fund (681,761 and 451,037 shares, respectively)	29,322	18,903

Sonoco Savings Plan
Notes to Financial Statements
Note 3. Investments (Continued)
Investment Performance
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $12,277 and $35,731 as follows:

(in thousands of dollars)	2005	2004
Mutual funds	$13,283	$21,510
Common stock	(1,006)	14,221

	$12,277	$35,731

Note 4. Related Party Transactions
Certain Plan investments are shares of mutual funds or money market funds managed by StateStreet Global Advisors and StateStreet Bank & Trust Company (“StateStreet”). StateStreet is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service amounted to approximately $1,359,000 and $821,000 for the years ended December 31, 2005 and 2004, respectively.
Note 5. Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Note 6. Asset Transfers
The Company acquired Keating Gravure USA, LLC in 2005. The assets from the Keating Gravure USA, LLC 401k Plan were merged into the Plan during 2005. The Keating Gravure USA, LLC’s employees will become eligible to participate in the Plan on January 1, 2006 as described in Note 1.
The Company acquired Southern Paper Recovery, Inc. during 2003 and CorrFlex Graphics, LLC during 2004. The assets from the Southern Paper Recovery, Inc. 401k Plan and CorrFlex Graphics, LLC 401k Plan were both merged into the Plan during 2004. The Southern Paper Recovery, Inc.’s employees became eligible to participate in the Plan on January 1, 2004. The CorrFlex Graphics, LLC’s employees became eligible to participate in the Plan on January 1, 2005.

Sonoco Savings Plan
Notes to Financial Statements
Note 7. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.
Note 8. Fair Value of Financial Instruments
The fair value of investment contracts included in the Stable Value Fund carried at contract value totaling approximately $168,015,000 and $151,771,000 at December 31, 2005 and 2004 was approximately $168,092,000 and $153,870,000, respectively. Fair values of these investment contracts are estimated based on discounted future cash flows using interest rates ranging from 4.92% to 4.93% and 4.69% to 4.71% at December 31, 2005 and 2004, respectively.
Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31 to the Form 5500’s:

(in thousands of dollars)	2005	2004
Net assets available for plan benefits per the financial statements	$499,413	$471,622
Less: Amounts allocated to withdrawing participants	(8)	(286)

Net assets available for plan benefits per Form 5500	$499,405	$471,336

The following is a reconciliation of distributions paid to participants per the financial statements for the years ended December 31 to the Form 5500’s:

(in thousands of dollars)	2005	2004
Distributions paid to participants per the financial statements	$34,656	$44,948
Adjustments to: Amounts allocated to withdrawing participants	(278)	286

Distributions paid to participants per Form 5500	$34,378	$45,234

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

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Supplemental Schedule

Sonoco Savings Plan
Schedule H, Part IV, Line 4i — Schedule of Assets Held at End of Year
December 31, 2005
(in thousands of dollars)

		Rate of	Maturity	Current
Identity of Issue	Description of Investment	Interest	Date	Value
American General Finance	Corporate Bonds	5.8750%	07/14/2006	$611
Americredit Automobile	Asset Backed Securities	5.0100%	07/14/2008	416
Americredit Automobile	Asset Backed Securities	3.5500%	02/12/2009	1,239
Bank of America	Corporate Bonds	4.7500%	10/15/2006	505
Bank One Corp.	Corporate Bonds	6.5000%	02/01/2006	355
Bear Sterns Commercial Mortgage	Asset Backed Securities	3.9700%	11/11/2035	1,058
Bear Sterns Commercial Mortgage	Asset Backed Securities	5.2700%	10/03/2006	2,548
British Columbia Agency Loan	Corporate Bond	4.6250%	10/03/2006	1,112
Countrywide Asset Backed Certificate	Asset Backed Securities	4.9050%	08/25/2032	2,643
Countrywide Asset Backed Certificate	Asset Backed Securities	4.5060%	07/25/2032	461
Capital One Master Trust (Credit Card)	Asset Backed Securities	5.3000%	06/15/2009	221
CS First Boston Mortgage Securities Corp.	Asset Backed Securities	5.2600%	12/15/2035	112
CS First Boston Mortgage Securities Corp.	Asset Backed Securities	7.2900%	09/15/2041	853
CS First Boston Mortgage Securities Corp.	Asset Backed Securities	4.3020%	07/15/2035	2,406
DLJ Commercial Mortgage Corp.	Asset Backed Securities	6.4100%	02/18/2031	769
DLJ Commercial Mortgage Corp.	Asset Backed Securities	7.4500%	06/10/2033	212
A/S Eksport Finans	Corporate Bonds	5.7500%	06/06/2006	282
Federal Home Loan Mortgage Corp.	Asset Backed Securities	7.0000%	03/15/2008	615
Federal Home Loan Mortgage Corp.	Asset Backed Securities	6.0000%	09/15/2031	680
Federal Home Loan Mortgage Corp.	Asset Backed Securities	6.2500%	11/15/2022	51
Federal Home Loan Mortgage Corp.	Asset Backed Securities	6.5000%	03/15/2023	1
Federal Home Loan Mortgage Corp.	Asset Backed Securities	6.0000%	05/15/2031	185
Federal Home Loan Mortgage Corp.	Asset Backed Securities	6.0000%	06/15/2031	198
Federal Home Loan Mortgage Corp.	Asset Backed Securities	6.0000%	09/15/2031	403
Federal Home Loan Mortgage Corp.	Asset Backed Securities	6.0000%	10/25/2022	93
Fannie Mae	Federal Agency Bonds	5.5000%	02/15/2006	4,240
Final Maturity Amortizing Notes	Asset Backed Securities	4.6500%	12/25/2012	2,966
Federal Home Loan Mortgage Corp.	Asset Backed Securities	4.5000%	11/25/2025	6,981
Federal Home Loan Mortgage Corp.	Asset Backed Securities	4.0000%	02/15/2017	2,945
Federal Home Loan Mortgage Corp.	Asset Backed Securities	4.5000%	09/15/2030	584
Federal Home Loan Mortgage Corp.	Asset Backed Securities	5.0000%	04/15/2026	1,069
Federal Home Loan Mortgage Corp.	Asset Backed Securities	4.5000%	04/15/2030	2,738
Freddie Mac Reference Rem’l	Asset Backed Securities	5.1250%	10/15/2015	3,866
GE Capital Mortgage Corp.	Asset Backed Securities	6.0300%	08/11/2033	803
GE Capital Mortgage Corp.	Asset Backed Securities	3.0910%	01/10/2038	699
(Continued)

Sonoco Savings Plan
Schedule H, Part IV, Line 4i — Schedule of Assets Held at End of Year (Continued)
December 31, 2005
(in thousands of dollars)

		Rate of	Maturity	Current
Identity of Issue	Description of Investment	Interest	Date	Value
Hertz Vehicle Financing	Asset Backed Securities	5.0100%	02/25/2011	$4,205
Household Private Label Credit Card Master Note	Asset Backed Securities	5.5000%	01/18/2011	303
International Bank Agency Loan	Federal Agency Bonds	5.0000%	03/28/2006	1,014
JP Morgan Chase	Corporate Bonds	5.6250%	08/15/2006	303
JP Morgan Chase	Corporate Bonds	5.3500%	03/01/2007	235
JP Morgan Commercial Mortgage	Asset Backed Securities	4.4750%	07/15/2041	1,064
LB Commercial Conduit Mortgage Trust	Asset Backed Securities	6.7800%	06/15/2031	844
MBNA Credit Card Master Note Trust	Asset Backed Securities	4.9500%	06/15/2009	1,155
Merrill Lynch & Co.	Corporate Bonds	6.1500%	01/26/2006	514
Merrill Lynch & Co.	Corporate Bonds	6.1300%	05/16/2006	101
JP Morgan Commercial Mtg. Finance	Asset Backed Securities	7.1075%	08/15/2032	22
Morgan Stanley/Dean Witter	Corporate Bonds	5.8000%	04/01/2007	246
Morgan Stanley Capital	Asset Backed Securities	4.6900%	06/13/2041	3,467
Ontario Providence Canada	Corporate Bonds	6.0000%	02/21/2006	2,508
Rio Tinto Finance Ltd.	Corporate Bonds	5.7500%	07/03/2006	646
Salomon Smith Barney	Corporate Bonds	5.8750%	03/15/2006	1,662
US Treasury N/B	US Government Bonds	6.5000%	10/15/2006	9,983
StateStreet Global Advisors*	Mortgage Fund Index Fund			29,322
StateStreet Global Advisors*	Commercial Mortgage Backed Index Fund			16,799
StateStreet Global Advisors*	Asset Backed/Commercial Mortgage			16,305
	Backed Index Fund
J.P. Morgan Chase Bank	Global Wrap	4.9300%		129
Monumental Life Insurance Company	Global Wrap	4.9200%		136
Royal Bank of Canada	Global Wrap	4.9300%		136
UBS AG	Global Wrap	4.9200%		135
StateStreet Global Advisors Yield Enhanced STIF*	STIF	2.3700%		9,215
GE Capital Assurance Company	Guaranteed Investment Contract	3.4900%	11/26/2008	2,546
GE Life and Annuity	Guaranteed Investment Contract	4.0400%	10/30/2009	3,863
Principal Life Insurance Company	Guaranteed Investment Contract	3.0000%	09/28/2007	3,274
Principal Life Insurance Company	Guaranteed Investment Contract	3.8500%	03/15/2007	1,240
Metropolitan Life Insurance Company	Guaranteed Investment Contract	4.3200%	12/31/2009	3,923
Metropolitan Life Insurance Company	Guaranteed Investment Contract	3.6600%	06/15/2007	3,722
Transamerica Occidental Life Insurance Company	Guaranteed Investment Contract	4.4800%	06/30/2010	4,078
StateStreet Global Advisors*	Bond Market Index Fund			22,257
StateStreet Global Advisors*	S&P 500 Index Fund			113,956
StateStreet Global Advisors*	Russell 2000 Index Fund			36,295
(Continued)

Sonoco Savings Plan
Schedule H, Part IV, Line 4i — Schedule of Assets Held at End of Year (Continued)
December 31, 2005
(in thousands of dollars)

		Rate of	Maturity	Current
Identity of Issue	Description of Investment	Interest	Date	Value
StateStreet Global Advisors*	International Stock Index Fund			$18,597
StateStreet Global Advisors*	Conservative Strategic Balanced Fund			3,670
StateStreet Global Advisors*	Moderate Strategic Balanced Fund			5,087
StateStreet Global Advisors*	Aggressive Strategic Balanced Fund			4,591
StateStreet Global Advisors*	S&P MidCap Fund			27,199
StateStreet Global Advisors*	Self-Managed Account			3,097
Sonoco Products Company*	Common Stock, 2,528,033 shares			74,324
StateStreet Global Advisors*	Short-term Investment Fund			163
Employee loans receivable*	Participant loans			20,370

				$497,621

*	Represents a party in interest

All investments are participant directed; therefore, cost information has not been presented.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO SAVINGS PLAN
	By:	Sonoco Products Company as Plan
Administrator

June 29, 2006	By:	/s/Harris E. DeLoach, Jr.

Date		Harris E. DeLoach, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm to Incorporation by Reference of Independent Registered Accounting Firm’s Report with Respect to Form 11-K for the Sonoco Savings Plan

32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and 17 C.F.R. 240.13a-14(b)